Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

December 7, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Edward M. Kelly, Esq.

Re:              Plycrete, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed July 22, 2010
File No. 333-164684

Dear Mr. Kelly:

On behalf of Plycrete, Inc., a Nevada corporation (the “Company”), and in response to your letter dated August 9, 2010, regarding the Company’s Amendment No. 1 to Registration Statement to Form S-1 (“Form S-1”) filed with the Securities and Exchange Commission (“Commission”) on July 22, 2010, the Company filed Amendment No. 2 to Form S-1 (“Amendment No. 2”) on or about the date of this letter. As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Our Competition, page 19

1. Disclosure that Plycrete’s “patent assembly method” reduces significantly the use of skilled workers in the construction of a home appears inconsistent with revised disclosure on page 18 that the patent application for the method was withdrawn. Please reconcile the disclosures.

Response:  The Company has revised its disclosure and replaced “patent assembly method” with “assembly method” to reconcile the disclosures.

Intellectual Property, page 20

2. Revise the second paragraph’s last sentence to conform to the revised disclosure on page 18 made in response to comment eight of our letter dated March 1, 2010.

Response: The Company has revised the second paragraph’s last sentence to conform to the revised disclosure on page 18 to state that the patent application for the method of assembly was withdrawn.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

3. To the extent that you have any financial information available for the recently completed fiscal year, please provide a recent developments section to disclose and discuss such information.

Response:   The Company has revised its disclosure provide the financial information for the recently completed fiscal year and has included audited financial statements for that fiscal year.

Liquidity and Capital Resources, page 23

4. Disclosure in the first paragraph that Plycrete was advanced $40,000 from three individuals during the year ended July 31, 2009 is inconsistent with revised disclosure in the second paragraph that $15,000 were short term notes payable from a related party and $25,000 were short term payable from three individuals. Please reconcile the disclosures.

Response:  The Company has revised its disclosure to state that $15,000 were short term notes payable from a related party and $25,000 were short term notes payable from two individuals.

Executive Compensation, page 29

5. Notwithstanding the response to comment 13 of our letter dated March 1, 2010 that Plycrete revised its disclosures in this section in the tabular formats specified by Item 402 of Regulation S-K, it does not appear that Plycrete has made any revisions to the tabular formats. Please revise.

Response:  The Company has revised its disclosures in this section in the tabular formats specified by Item 402 of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, pages 38 and 57

Revenue Recognition, pages 40 and 59

6. We note your response to prior comment 17; however, your assertion that you “will recognize revenue upon placement of the purchase order’ because you “will primarily ship products on the same day as the purchase order is received” does not appear to comply with SAB No. 104. It appears to us that the delivery and performance criteria will not have been met at the time that the purchase order is placed. Please revise your note or tell us how policy complies with SAB No. 104. See SAB Topic 13A3 for guidance.

Response:  The Company has revised its revenue recognition policy in its disclosure to comply with SAB No. 104.

Recent Issued Accounting Standards, page 42 and 61

7. Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure as appropriate. Reference ASU 2010-09.

Response: The Company has revised its disclosure as follows:  “In February 2010, the FASB issued Accounting Standards Update 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.”

Note 4. License Agreement, pages 45 and 64

8. We note your response to prior comment 20. Research and development costs are typically expensed as incurred and therefore would not be included in the historical cost of the license. Given that it appears that the amount paid for the license agreement exceeds the historical cost as well as the fact that this is a related party transaction with a shareholder, we again request that you tell us what consideration you gave to recording the excess amount as a distribution.

Response:   The Company has revised its disclosure to show that the research and development costs incurred in this case would be included in the historical cost of the license because these costs were incurred to bring the patents to their intended end use.  After reviewing the accounting records of Clem-G Plycrete, Inc., the Company believes Clem G-Plycrete, Inc. could have capitalized approximately $80,000 out of research and development as these were costs incurred after the development of a working model and technological feasibility had been established.  Therefore, the license acquisition price of $100,000 was sold below historical cost of the patents of $21,000 and the additional costs incurred after the development of a working model of approximately $90,000.  As such, the Company has not recorded the transaction as a distribution.  The Company has revised its disclosure accordingly.

9. We note the revised disclosure that the license agreement is with a related party and “was conducted at arms’ length.” Please revise to remove the disclosure that indicates that this was an arm’s length transaction.

Response: The Company has revised its disclosure to remove the disclosure that the license agreement “was conducted at arms’ length”.

Exhibits

10. Refer to comment 11 of our letter dated March 1, 2010. Disclosure in note 5 to the financial statements on page 46 indicates that three other individuals advanced $15,200 to Plycrete during the nine months ended April 30, 2010. Please file the loan agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:  The Company has revised its disclosure by filing the loan agreements as exhibits to its registration statement.

Exhibit 5.1

11. Counsel’s opinion must opine on the legality of the issue based on the corporate laws of the jurisdiction of Plycrete’s incorporation. Please revise.

Response:  The Company’s legal counsel’s opinion has been revised to opine on the legality of the issue based on the corporate laws of the jurisdiction of Plycrete’s incorporation.

Closing

Hopefully, this enclosed response letter and Amendment No. 2 adequately address the issues raised in your comment letter dated August 9, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Plycrete, Inc.

/s/ Clement Guevremont
Clement Guevremont
Chief Executive Officer